December 5, 2023

VIA EDGAR

Aaron Brodsky

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vela Funds (the “Registrant”)

File Nos. 333-239642; 811-23585

Dear Mr. Brodsky:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding Post-Effective Amendment No. 7 (“PEA 7”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 9 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on September 28, 2023, with respect to a new series of the Registrant called The VELA Short Duration Fund (the “Fund”).

In connection with this response letter, and on or around December 12, 2023, the Registrant anticipates filing, pursuant to Rule 485(b), a new post-effective amendment to the Registrant’s registration statement under the 1933 Act, which is expected to include (i) changes to PEA 7 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on October 26, 2023 to PEA 7, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 7.

VELA Short Duration Fund

1.       Staff Comment: Referring to page 1 of the Prospectus, please provide a completed Fee and Expenses Table as an exhibit to this letter.

Registrant’s Response: Comment complied with. See Exhibit A.

 2.       Staff Comment: Referring to page 2 of the Prospectus and the section entitled “Principal Investment Strategies,” please add additional disclosure explaining the concept of “duration” as used in the Fund name. Please also provide an example as part of the additional disclosure.

 Registrant’s Response: The Registrant will delete the final sentence of the second paragraph and replace it with the following:

“Further, under normal market conditions, the Fund’s portfolio will maintain an average aggregate modified duration of between zero and three. Modified duration is a measure of a bond price’s sensitivity to a given change in interest rates. Generally, the longer the duration of a bond or portfolio of bonds, the greater the price sensitivity to changing interest rates. As an example, a bond with a modified duration of three is expected to experience a 3% drop in price for every 1% increase

U.S. Securities and Exchange Commission
Division of Investment Management
December 5, 2023

in interest rates; conversely, a 1% decline in interest rates is expected to lead to a 3% increase in the price of a bond with duration of three.”

3.       Staff Comment: Referring to page 2 of the Prospectus and the section entitled “Principal Investment Strategies,” and the end of Paragraph 3, the Registrant states that “the Adviser generally seeks bonds from issuers whose financial health appears “comparatively strong.” Please clarify in the disclosure what the Registrant means by “comparatively strong.”

Registrant’s Response: The Registrant will delete this sentence.

 4.       Staff Comment: Referring to page 3 of the Prospectus and the section under ‘Principal Risks” entitled “Management Risk,” the Registrant refers to a “value-oriented approach” near the end of such risk factor. To the extent the Fund will employ a value-oriented approach, please enhance the disclosure in the Fund’s Principal Investment Strategies to describe how the Fund will use that approach.

 Registrant’s Response: The Registrant will revise this sentence to remove the concept of a

“value-oriented approach” as follows:

 “Management Risk. The Adviser’s judgments about the attractiveness, value and potential appreciation of a particular asset class or individual investment opportunity in which the fund invests may prove to be incorrect and there is no guarantee that individual investments will perform as anticipated. The value of an individual investment can be more volatile than the market as a whole, and the Adviser’s investment approach may fail to produce the intended results.”

 5.       Staff Comment: The Staff notes the “non-U.S. domiciled companies” are mentioned in the Fund’s Principal Investment Strategies on page 2 at the end of the first paragraph of that section. To the extent the Fund will be investing in such companies as a principal investment strategy, please add a comparable principal risk in the “Principal Risks” disclosure in the Prospectus.

 Registrant’s Response: The Registrant will delete the reference to non-U.S. domiciled companies.

 6.       Staff Comment: Referring to page 3 of the Prospectus and the section under ‘Principal Risks” entitled “Mortgage-Backed and Asset-Backed Securities Risk,” the Registrant notes that some of these types of securities may “constitute illiquid securities.” References are also made to liquidity in “Credit Risk” on page 3, “Liquidity Risk” on page 4, and “Securitized Products Risk” on page 4. Please confirm supplementally that, pursuant to Rule 22e-4 under the Investment Company Act of 1940 (the “1940 Act”), the Fund will not acquire any illiquid investment if, immediately after the acquisition, the Fund would have invested more than 15% of its net assets in illiquid investments that are assets.

 Registrant’s Response: Confirmed.

 7.       Staff Comment: Referring to page 4 of the Prospectus and the section under ‘Principal Risks” entitled “Securitized Products Risk,” the Registrant refers to “sub-prime mortgages” as a category of securitized products in which the Fund may invest. To the extent the Fund may invest in such products, please enhance the disclosure in the Fund’s Principal Investment Strategies to include such products.

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U.S. Securities and Exchange Commission
Division of Investment Management
December 5, 2023

Registrant’s Response: The Registrant will delete the entire sentence that refers to sub-prime mortgages.

 8.       Staff Comment: Please indicate supplementally the “broad-based index” that the Fund will use for presenting the Fund’s performance relative to the performance of such index.

 Registrant’s Response: The Registrant will use the Bloomberg 1-3 Yr Gov/Credit TR Index (LGC3TRUU) as the initial “broad-based index” of the Fund. The Registrant is aware of the final rule adopted by the Commission regarding tailored shareholder reports effective January 24, 2023, and the related 18-month transition period.

 9.       Staff Comment: Referring to page 9 of the Prospectus and the section under ‘Non-Principal Risks to the Fund” entitled “Sector Emphasis Risk,” which states that “[t]he fund, from time to time, may invest 25% or more of their assets in one or more sectors, subjecting the fund to sector emphasis risk.”

 The Staff notes the fundamental investment limitation #7 for the Fund on page 6 of the Statement of Additional Information regarding concentration pursuant to which “[t]he Fund will not invest 25% or more of its respective total assets in any particular industry or group of industries” subject to the fact that “[t]his limitation is not applicable to investments in obligations issued or guaranteed by the U.S. government, its agencies and instrumentalities or repurchase agreements with respect thereto.”

 Please confirm supplementally that the proposed investments in a sector contemplated by the non-principal risk factor will not conflict with the Fund’s fundamental investment policy on concentration.

 Registrant’s Response: Confirmed. Supplementally, the Registrant has determined that Sector Emphasis Risk will not be a principal risk of the Fund, and as a result will be deleted from the Prospectus.

 10.   Staff Comment: Referring to the Registrant’s Agreement and Declaration of Trust filed as Exhibit (a) under Part C, Item 28, and specifically Article V (Shareholders’ Voting Powers and Meetings), Section 6 (Derivative Actions), the Staff notes that:

(1)	Section 6(a) states that “[i]n addition to the requirements set forth in Section 3816 of the DSTA, no Shareholder may bring a derivative or similar action or proceeding in the right of the Trust or any Series to recover a judgment in its favor (a “Derivative Action”) unless each of the following conditions is met” and lists several conditions. One such condition, Section 6(a)(iii) states, among other things, that “[p]rior to the commencement of such Derivative Action, the complaining Shareholders have made a written demand on the Trustees requesting that the Trustees cause the Trust to file the action itself on behalf of the affected Series or Class . . .”

Please disclose this pre-suit demand requirement in an appropriate location in the Prospectus.

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U.S. Securities and Exchange Commission
Division of Investment Management
December 5, 2023

Registrant’s Response: Comment complied with.

(2)    Section 6(a)(iii) also states that, among other things, such “demand (A) shall be executed by or on behalf of no less than three complaining Shareholders who together hold not less than ten percent (10%) of the outstanding Shares of the affected Series or Class, none of which shall be related to (by blood or by marriage) or otherwise affiliated with any other complaining Shareholder (other than as Shareholders of the Trust).”

Please disclose this requirement in an appropriate location in the Prospectus and indicate that such requirement does not apply to any claims made under the federal securities laws.

Registrant’s Response: Comment complied with.

(3)    Section 6(b)(i) provides that “[i]f the demand has been properly made under paragraph (a) of this Article V Section 6, and a majority of the independent Trustees have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust, the demand shall be rejected and the complaining Shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust.”

Please disclose this rejection process in an appropriate location in the Prospectus and indicate that such rejection process does not apply to any claims made under the federal securities laws.

Registrant’s Response: Comment complied with.

(4)    Section 6(c) provides that “[a] complaining Shareholder whose demand is rejected pursuant to paragraph (b)(i) above shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose. A Shareholder who commences or maintains a derivative action in violation of this Article V Section 6 shall reimburse the Trust for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the action if the action is dismissed on the basis of the failure to comply with this Article V Section 6. If a court determines that any derivative action has been brought without reasonable cause or for an improper purpose, the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the action shall be borne by the Shareholders who commenced the action.”

Please disclose this reimbursement requirement in an appropriate location in the Prospectus and indicate that such reimbursement requirement does not apply to any claims made under the federal securities laws.

Registrant’s Response: Comment complied with.

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U.S. Securities and Exchange Commission
Division of Investment Management
December 5, 2023

* * * * *

If you have any questions or further comments, please contact Mr. Peter Schwartz, Esq., Davis Graham & Stubbs LLP, Counsel for the Registrant, at (303) 892-7381 and Peter.Schwartz@dgslaw.com.

Sincerely,

/s/ Jesse Hallee

Secretary

VELA Funds

cc:       Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

Jason Job

Lisa Wesolek

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U.S. Securities and Exchange Commission
Division of Investment Management
December 5, 2023

Exhibit A

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I
Maximum Sales Charge (Load) Imposed on Purchases as a % of Offering Price	5.00%	None
Maximum Deferred Sales Charge (on redemptions in the first year as a percentage of the amount invested or the current value, whichever is less)	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees	0.30%	0.30%
Distribution (12b-1) fees	0.25%	0.00%
Other expenses (administrative fees) 1 2	0.39%	0.39%
Total annual fund operating expenses	0.94%	0.69%

(1) “Other expenses” are based on estimated amounts for the current fiscal year.

(2)	The fund’s investment adviser, VELA Investment Management, LLC (the “Adviser”), pays most of the fund’s operating expenses (with certain exceptions) in return for an “administrative fee” (exclusive of the management fee, brokerage and other expenses of executing fund transactions; taxes or governmental fees; costs of borrowing (such as interest charges and dividend expenses on securities sold short); litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the fund’s business, as well as any expenses incurred pursuant to the fund’s Rule 12b-1 Distribution Plan).

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